Exhibit 99.1

CarLotz Announces Second Quarter Fiscal 2022 Financial Results

Second Quarter Revenue Grew 51% versus Last Year to $76.5 million

Second Quarter Retail Unit Sales of 2,421

Second Quarter F&I Revenue Grew 80% versus Last Year

August 9, 2022 – Richmond, VA (GLOBE NEWSWIRE) – CarLotz, Inc. (the “Company” or “CarLotz”; NASDAQ: LOTZ), a consignment-to-retail used vehicle marketplace, today announced financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Results

•	Net revenue increased 51% to $76.5 million from $50.8 million in the same period in 2021
•	Retail unit sales increased 21% to 2,421 from 2,009 in the same period in 2021
•	Finance & insurance revenue increased 80% to $3.2 million from $1.8 million in the same period in 2021
•	Gross profit was $1.5 million compared to $4.2 million in the same period in 2021
•	Retail GPU was $1,200 compared to $2,175 in the same period in 2021
•	Net loss attributable to common shareholders was $(34.9) million, or $(0.31) per diluted share, compared to $(7.2) million, or $(0.06) per diluted share, in the same period in 2021
•	Adjusted EBITDA was $(25.2) million compared to $(15.2) million in the same period in 2021

Definitive Merger Agreement with Shift

In a separate press release, CarLotz and Shift Technologies, Inc. (“Shift”) (Nasdaq: SFT) today announced that they have agreed to merge (the “Transaction”). Under the terms of the merger agreement, CarLotz shareholders are expected to receive approximately 0.692158 shares of Shift common stock for each share of CarLotz common stock. The actual exchange ratio will be adjusted at the closing based on Shift’s issued and outstanding shares prior to the effective time of the merger, relative to the fully diluted CarLotz shares prior to the effective time of the merger. Based on the expected exchange ratio, upon the closing of the merger Shift’s then-current equity holders will own approximately 52.9% of the combined company, and CarLotz’s then-current equity holders will own approximately 47.1% of the combined company, calculated on a fully diluted basis. We expect the Transaction to close in Q4 2022 subject to CarLotz’s and Shift’s shareholders' approvals and other customary and regulatory approvals.

Webcast and Conference Call Information

Given the announcement of the definitive merger agreement between CarLotz and Shift, CarLotz will not host a webcast and conference call to discuss the second quarter 2022 financial results.

Please refer to the investor presentation found on the Shift investor relations website and the investor call hosted by Shift management on Tuesday, August 9, 2022, at 5:00 p.m. ET for details regarding the proposed Transaction. Interested parties may access this webcast of the investor call from the investor relations website for Shift at Investor Relations | Shift Technologies, Inc..

About CarLotz

CarLotz operates a consignment-to-retail used vehicle marketplace that provides our corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to easily access the retail sales channel. Our mission is to create the world's greatest vehicle buying and selling experience. We operate a technology-enabled buying, sourcing, and selling model that offers an omni-channel experience and diverse selection of vehicles. Our proprietary technology provides our corporate vehicle sourcing partners with real-time performance metrics and data analytics, along with custom business intelligence reporting that enables vehicle triage optimization between the wholesale and retail channels.

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. (“Shift”) intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that will include a joint proxy statement of Shift and CarLotz, that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”). Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift’s shareholders and to CarLotz’ shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’ 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding CarLotz’ expectations or predictions of future financial or business performance or conditions, and regarding the timing and consummation of the Transaction. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such statements are based on management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause such differences include those disclosed in CarLotz’ filings with the SEC, including those resulting from the impact of the ongoing Covid-19 pandemic on our business and general business and economic conditions and our ability to successfully execute our business plan. Forward-looking statements speak only as of the date they are made, and CarLotz is under no obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investors:

Susan Lewis, VP - Investor Relations, slewis@carlotz.com

CarLotzIR@icrinc.com

Media:

Leslie Griles, Leslie.Griles@CarLotz.com

CarLotz, Inc. and Subsidiaries — Condensed Consolidated Balance Sheet

(unaudited)

(In thousands, except share data)

	June 30, 2022	December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	$70,022	$75,029
Restricted cash	4,021	4,336
Marketable securities – at fair value	54,105	116,589
Accounts receivable, net	10,012	8,206
Inventories	31,893	40,985
Other current assets	7,684	4,705
Operating and finance lease assets, property, and equipment held for sale	28,526	—
Total Current Assets	206,263	249,850
Marketable securities – at fair value	848	1,941
Property and equipment, net	7,044	22,628
Capitalized website and internal-use software costs, net	12,918	13,716
Operating lease assets	22,235	—
Finance lease assets, net	2,803	—
Lease vehicles, net	2,598	1,596
Other assets	538	558
Total Assets	$255,247	$290,289
Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Current portion of finance lease liabilities	$90	$509
Floor plan notes payable	15,689	27,815
Accounts payable	3,926	6,352
Accrued expenses	14,114	14,428
Current portion of operating lease liabilities	4,445	—
Other current liabilities	580	754
Operating and finance lease liabilities associated with assets held for sale	30,122	—
Total Current Liabilities	68,966	49,858
Finance lease liabilities, less current portion	4,216	12,206
Operating lease liabilities, less current portion	22,336	—
Earnout shares liability	1,063	7,679
Merger warrants liability	1,478	6,291
Other liabilities	579	744
Total Liabilities	98,638	76,778
Commitments and Contingencies (Note 15)	—	—
Stockholders’ Equity (Deficit):
Common stock, $0.0001 par value; 500,000,000 authorized shares, 114,479,662 and 113,996,401 shares issued and outstanding at June 30, 2022 and December 31, 2021	11	11
Additional paid-in capital	290,398	287,509
Accumulated deficit	(133,657)	(73,916)
Accumulated other comprehensive (loss)	(143)	(93)
Total Stockholders’ Equity (Deficit)	156,609	213,511
Total Liabilities and Stockholders’ Equity (Deficit)	$255,247	$290,289

CarLotz, Inc. and Subsidiaries — Consolidated Statements of Operations

(unaudited)

(In thousands, except per share and share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenues:
Retail vehicle sales	$59,211	$44,230	$109,799	$94,613
Wholesale vehicle sales	13,949	4,660	22,524	9,228
Finance and insurance, net	3,196	1,780	6,900	3,334
Lease income, net	137	98	283	205
Total Revenues	76,493	50,768	139,506	107,380
Cost of sales (exclusive of depreciation)	75,011	46,586	135,947	101,190
Gross Profit	1,482	4,182	3,559	6,190
Operating Expenses:
Selling, general and administrative	27,009	19,386	54,684	38,259
Stock-based compensation expense	1,141	3,704	2,825	45,667
Depreciation and amortization expense	2,359	95	4,147	478
Management fee expense – related party	—	—	—	2
Impairment expense	724	—	724	—
Restructuring expenses	10,731	—	10,731	—
Total Operating Expenses	41,964	23,185	73,111	84,406
Loss from Operations	(40,482)	(19,003)	(69,552)	(78,216)
Interest expense	594	184	1,210	359
Other Income, net
Change in fair value of Merger warrants liability	3,213	325	4,813	12,683
Change in fair value of earnout shares	2,587	12,210	6,616	44,056
Other income (expense)	371	(553)	(408)	(391)
Total Other Income, net	6,171	11,982	11,021	56,348
Loss Before Income Tax Expense	(34,905)	(7,205)	(59,741)	(22,227)
Income tax expense	—	—	—	—
Net Loss	$(34,905)	$(7,205)	$(59,741)	$(22,227)
Net Loss per Share, basic and diluted	$(0.31)	$(0.06)	$(0.52)	$(0.21)
Weighted-average Shares used in Computing Net Loss per Share, basic and diluted	114,237,681	113,670,060	114,146,645	107,279,227

CarLotz, Inc. and Subsidiaries — Condensed Consolidated Statements of Cash Flows

(unaudited)

(In thousands, except per share and share data)

	Six Months Ended June 30,
	2022	2021
Cash Flow from Operating Activities
Net loss	$(59,741)	$(22,227)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization – property, equipment, ROU assets and capitalized software	6,725	448
Impairment expense	724	—
Restructuring charges	10,731	—
Amortization and accretion - marketable securities	752	788
Depreciation – lease vehicles	217	30
Provision for doubtful accounts	777	—
Stock-based compensation expense	2,825	45,667
Change in fair value of Merger warrants liability	(4,813)	(12,683)
Change in fair value of earnout shares	(6,616)	(44,056)
Change in Operating Assets and Liabilities:
Accounts receivable	(2,583)	(1,279)
Inventories	9,092	(36,117)
Other current assets	(2,979)	(5,466)
Other assets	20	(4,091)
Accounts payable	(2,426)	2,499
Accrued expenses	(161)	6,187
Accrued expenses – related party	—	(229)
Other current liabilities	(174)	447
Other liabilities	(166)	(582)
Net Cash Used in Operating Activities	(47,796)	(70,664)
Cash Flows from Investing Activities
Purchase of property and equipment	(5,106)	(3,548)
Capitalized website and internal-use software costs	(1,734)	(6,601)
Purchase of marketable securities	(52,072)	(307,560)
Proceeds from sales of marketable securities	114,915	128,954
Purchase of lease vehicles	(1,220)	(344)
Net Cash (Used in) Provided by Investing Activities	54,783	(189,099)
Cash Flows from Financing Activities
Payments made on finance leases	(246)	(18)
Advance from holder of marketable securities	—	4,722
PIPE issuance	—	125,000
Merger financing	—	309,999
Payment made on accrued dividends	—	(4,853)
Payments to existing shareholders of Former CarLotz	—	(62,693)
Transaction costs and advisory fees	—	(47,579)
Payments made on cash considerations associated with stock options	—	(2,465)
Repayment of Paycheck Protection Program loan	—	(1,749)
Payments made on note payable	—	(3,000)
Payments on floor plan notes payable	(82,394)	(29,056)
Borrowings on floor plan notes payable	70,268	52,444
Employee stock option exercise	66	—
Payments made for tax on equity award transactions	(3)	—
Net Cash (Used in) Provided by Financing Activities	(12,309)	340,752
Net Change in Cash and Cash Equivalents Including Restricted Cash	(5,322)	80,989
Cash and cash equivalents and restricted cash, beginning	79,365	2,813
Cash and cash equivalents and restricted cash, ending	$74,043	$83,802
Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,163	$490
Supplementary Schedule of Non-cash Investing and Financing Activities:
Transfer from lease vehicles to inventory	$—	$150
KAR/AFC exercise of stock warrants	—	(144)
KAR/AFC conversion of notes payable	—	(3,625)
Convertible redeemable preferred stock tranche obligation expiration	—	(2,832)
Capitalized website and internal use software costs accrued	—	(3,488)
Purchases of property under capital lease obligation	(247)	(6,504)

CarLotz, Inc. and Subsidiaries — Results of Operations and Retail Gross Profit per Unit

(unaudited)

(In thousands, except share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	Change	2022	2021	Change
	($ in thousands, except per unit metrics)			($ in thousands, except per unit metrics)
Revenue:
Retail vehicle sales	$59,211	$44,230	33.9%	$109,799	$94,613	16.1%
Wholesale vehicle sales	13,949	4,660	199.3%	22,524	9,228	144.1%
Finance and insurance, net	3,196	1,780	79.6%	6,900	3,334	107.0%
Lease income, net	137	98	39.8%	283	205	38.0%
Total revenues	76,493	50,768	50.7%	139,506	107,380	29.9%
Cost of sales:
Retail vehicle cost of sales	59,502	41,641	42.9%	111,917	90,558	23.6%
Wholesale vehicle cost of sales	15,509	4,945	213.6%	24,030	10,632	126.0%
Total cost of sales	$75,011	$46,586	61.0%	$135,947	$101,190	34.3%
Gross profit:
Retail vehicle gross profit (loss)	$(291)	$2,589	(111.2)%	$(2,118)	$4,055	(152.2)%
Wholesale vehicle gross profit (loss)	(1,560)	(285)	(447.4)%	(1,506)	(1,404)	7.3%
Finance and insurance gross profit	3,196	1,780	79.6%	6,900	3,334	107.0%
Lease income, net	137	98	39.8%	283	205	38.0%
Total gross profit	$1,482	$4,182	(64.6)%	$3,559	$6,190	(42.5)%
Retail gross profit per unit(1):
Retail vehicle gross profit (loss)	(291)	2,589	(111.2)%	(2,118)	4,055	(152.2)%
Finance and insurance gross profit	3,196	1,780	79.6%	6,900	3,334	107.0%
Total retail vehicle and finance and insurance gross profit	2,905	4,369	(33.5)%	4,782	7,389	(35.3)%
Retail vehicle unit sales	2,421	2,009	20.5%	4,691	4,563	2.8%
Retail vehicle gross profit per unit	$1,200	$2,175	(44.8)%	$1,019	$1,619	(37.1)%
Wholesale gross profit per unit(2):
Wholesale vehicle gross profit (loss)	(1,560)	(285)	(447.4)%	(1,506)	(1,404)	7.3%
Wholesale vehicle unit sales	706	394	79.2%	1,270	837	51.7%
Wholesale vehicle gross profit per unit	$(2,210)	$(723)	(205.7)%	$(1,186)	$(1,677)	29.3%

(1) Gross profit per unit is calculated as gross profit for retail vehicles and finance and insurance, each of which is divided by the total number of retail vehicles sold in the period.

(2) Wholesale gross profit per unit is calculated as gross profit for wholesale vehicles, each of which is divided by the total number of wholesale vehicles sold in the period.

Reconciliation of Non-GAAP Financial Measures

To supplement the consolidated financial statements, which are prepared and presented in accordance with GAAP, we also present the following non-GAAP measures: EBITDA and Adjusted EBITDA. We believe the presentation of both GAAP and non-GAAP financial measures provides investors with increased transparency into financial measures used by our management team, and it also improves investors’ understanding of our underlying operating performance and their ability to analyze our ongoing operating trends. All historic non-GAAP financial measures have been reconciled with the most directly comparable GAAP financial measures.

EBITDA is defined as net loss attributable to common stockholders adjusted to exclude interest expense, income tax expense and depreciation and amortization expense.

Adjusted EBITDA is EBITDA adjusted to exclude certain expenses related to the Company’s capital structure and management fee expense prior to the merger pursuant to that certain Agreement and Plan of Merger, dated as of October 21, 2020 (as amended by Amendment No. 1, dated December 16, 2020), by and among CarLotz, Inc. (f/k/a Acamar Partners Acquisition Corp.), Acamar Partners Sub, Inc., a wholly owned subsidiary of CarLotz, Inc., and CarLotz Group, Inc. (f/k/a CarLotz, Inc.) (“Former CarLotz”), pursuant to which Acamar Partners Sub, Inc. merged with and into Former CarLotz, with Former CarLotz surviving as the surviving company and as a wholly owned subsidiary of CarLotz, Inc. (the “Merger”), , stock compensation expense and other non-operating income and expenses, including interest, investment gain/loss and nonrecurring income/expense.

Management believes the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is useful to investors in comparing the Company’s performance prior to the Merger and the Company’s performance following the Merger.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

The following tables reconcile EBITDA and Adjusted EBITDA to net loss attributable to common stockholders for the periods presented:

CarLotz, Inc. and Subsidiaries — EBITDA and Adjusted EBITDA

(unaudited)

(In thousands, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	($ in thousands)
Net Loss	$(34,905)	$(7,205)	$(59,741)	$(22,227)
Adjusted to exclude the following:
Interest expense	594	184	1,210	359
Income tax expense	—	—	—	—
Depreciation and amortization expense	2,359	95	4,147	478
EBITDA	$(31,952)	$(6,926)	$(54,384)	$(21,390)
Other expense	(371)	553	408	391
Stock compensation expense	1,141	3,704	2,825	45,667
Management fee expense - related party	—	—	—	2
Change in fair value of warrants liability	(3,213)	(325)	(4,813)	(12,683)
Change in fair value of earnout provision	(2,587)	(12,210)	(6,616)	(44,056)
Restructuring expense	11,741	—	11,741	—
Adjusted EBITDA	$(25,241)	$(15,204)	$(50,839)	$(32,069)